

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 18, 2010

By Facsimile and U.S. Mail

Mr. Mark D. Waltermire
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> **Re:** **The Laclede Group, Inc. & Laclede Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 20, 2009**
> **File Nos. 1-16681 & 1-01882**

Dear Mr. Waltermire:

We have reviewed your supplemental response letter dated March 2, 2010 as well as your filings and have the following comment. As noted in our comment letter dated February 16, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended September 30, 2009

1. Summary of Significant Accounting Policies, page 49

Natural Gas Receivable, page 53

1.   We note your response to comment one of our letter dated February 16, 2010. Citing for us the GAAP literature used, please explain in further detail why service fees related to the physical exchange of gas with the pipeline are not recognized ratably over the term of the agreements. In this regard, tell us if such fees are material to your financial statements. We may have further comment.

* * * *

　　　Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief